

Raj Parakh

Other than the belief in the domain expertise of the team I have 3 key reasons for investing in BusinessOnBot(BOB)
1. BOB is the next big thing in the startup world. In just 3 months of product launch, the team is clocking 8k USD per month. 2. BOB is highly scalable. The scalability of a solution depends on the benefits it adds for it's customers. In times when digital is has clearly become the leading sales channel for most upcoming brands, BOB brings new customers for such business at almost 0 fixed costs. It is a CMO's dream! 3. BOB aligns with human design. As the digitization of human communication increases day by day, BOB is the natural way of enabling businesses to acquire new users via WhatsApp. The team is normalizing a huge entry barrier for brands by enabling them to use the trust consumers have on WhatsApp to enable commerce.

Invested $25,000 this round